REINSURANCE AGREEMENT

Between

Jackson National Life Insurance Company of New York
(Ceding Company)

And

Jackson National Life Insurance Company
(Reinsurer)

Original Contract Date: December 31, 2008

Table of Contents

Articles Page

Article 1

Preamble

1.01 This Reinsurance Agreement (this "Agreement") is made and entered into by and between Jackson National Life Insurance Company of New York, a New York-domiciled life insurance company (hereinafter referred to as the "Ceding Company") and Jackson National Life Insurance Company, a Michigan-domiciled life insurance company (hereinafter referred to as the "Reinsurer").

1.02 The Ceding Company desires to cede, and the Reinsurer desires to reinsure, on and after the Effective Time (as defined below) Covered Losses (defined below) with respect to Covered Policies (defined below), subject to the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

Article 2

Definitions

2.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

"Actuarial Guideline 39" shall mean the actuarial guidance of the same name as published in the most recent version of the NAIC Accounting Practices and Procedures Manual.

"Actuarial Guideline 43" shall mean the actuarial guidance adopted by the NAIC on September 24, 2008 under the name "Actuarial Guideline VACARVM—CARVM for Variable Annuities" and later given the Actuarial Guideline 43 designation.

"Business Day" shall mean any day other than a Saturday or Sunday or day on which banks in the State of New York or the State of Michigan are permitted or required to be closed.

"Contract Date" shall mean December 31, 2008.

"Covered Loss" shall mean, with respect to a Covered Policy, an amount equal to 90% of the withdrawal payments made to a policyholder after the account value for such Covered Policy has been reduced to zero, in circumstances where such payments are made as a consequence of a GMWB Rider.

"Covered Policies" shall mean the variable annuity contracts with associated GMWB Riders written by the Ceding Company on the covered policy forms set forth in Schedule A, in each case with issue dates within the range set forth on Schedule A for such policy form.

"Delinquency Rate" shall have the meaning set forth in Section 7.06.

"Effective Time" shall mean 11:59 p.m. on the Contract Date.

"Extra-Contractual Obligations" shall mean all liabilities for compensatory, consequential, exemplary, punitive or other special or similar damages (including, without limitation, obligations in excess of policy limits), which relate to or arise in connection with, and any settlement, defense or investigation costs incurred in connection with, any alleged or actual act, error, omission or other event in connection with the handling of any claim under any of the Covered Policies or in connection with the sales, marketing, underwriting, issuance, delivery, use of modal premiums or premium financing, cancellation or administration of any of the Covered Policies, in either event whether prior to, at or after the applicable Effective Time.

"GMWB Riders" shall mean the Guaranteed Minimum Withdrawal Benefit Riders that provide for the continued making of withdrawal payments under the Covered Policies after the applicable account value thereunder has been reduced to zero.

"Initial Reinsurance Premium" shall have the meaning set forth in Section 5.01.

"New York SAP" shall mean statutory accounting procedures and practices prescribed or permitted by the Superintendent of Insurance of the State of New York.

"NYID" shall mean the New York Insurance Department.

"Periodic Reinsurance Premiums" shall mean with respect to a given Settlement Date, an amount equal to 90% of the GMWB fees collected for the most recent calendar quarter corresponding to such Settlement Date.

"Quarterly Report" shall have the meaning set forth in Section 7.03.

"Recapture Amount" shall mean, as of a given date, an amount equal to 90% of the Statutory Reserve Amount.

"Recapture Effective Date" shall have the meaning set forth in Section 10.01.

"Settlement Amount" shall have the meaning set forth in Section 7.04.

"Settlement Dates" shall have the meaning set forth in Section 7.02.

"Statutory Penalties" means amounts awarded as a penalty under or pursuant to a statute.

"Statutory Reserve Amount" shall mean, as of a given date, an amount equal to 90% of the statutory reserves with respect to the GMWB Riders, calculated as follows: The gross reserve will be calculated on a stand-alone basis for only the GMWB Riders that are being reinsured under this Agreement, excluding the base contract as well as aggregation with non-reinsured business. Under the current requirements, the reserve for the GMWB Riders will be calculated as the greater of the reserves required under a stand-alone asset adequacy, Regulation 128, and accumulation of charges (AG39). The reserve related to the base contract will be calculated separately and is retained. After VACARVM is adopted in New York the reserve for the GMWB Riders will be calculated as the greater of the aggregate standard scenario amount

and the aggregate stochastic amount where the standard scenario and stochastic amounts would be calculated for the rider only and without the base contract. In addition, stand-alone asset adequacy testing will be conducted.

"Three-Month LIBOR" shall mean for each interest period, the London interbank offered rate for deposits in U.S. dollars having a maturity of three months which appears on Bloomberg: verb "BBAM", 1) "Official BBA Libor Fixings" as of 11:00 a.m. London time, on the related LIBOR Determination Date. If this rate does not appear on Bloomberg: verb "BBAM", 1) "Official BBA Libor Fixings" on that date, the rate for such interest period will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of three months and in a principal amount of not less than U.S. $1,000,000, are offered at approximately 11:00 a.m., London time, on the LIBOR Determination Date with respect to that interest period, to prime banks in the London interbank market.

"Trust Account" shall have the meaning set forth in Section 11.02.

"Trust Account Balance" shall mean, as of a given date, the aggregate market value of all assets in the Trust Account on such date.

"Trust Agreement" shall have the meaning set forth in Section 11.02.

"Trustee" shall have the meaning set forth in Section 11.02.

Article 3

Basis of Reinsurance

3.01 Basis. Subject to the terms and conditions set forth in this Agreement, the Ceding Company hereby cedes and the Reinsurer hereby automatically reinsures, on a coinsurance basis, 90% of the Covered Losses on the Covered Policies.

3.02 Automatic Reinsurance. The Covered Policies reinsured under this Agreement shall all be in-force as of the Effective Time.

3.03 Covered Policy Issuance Licensing Requirements. In no event shall the Reinsurer be liable for reinsurance on a Covered Policy unless the issuance of such policy, together with the associated GMWB Rider, by the Ceding Company constituted the transacting of business in a jurisdiction in which the Ceding Company was properly licensed.

Article 4

Liability

4.01 Effectiveness. Subject to the terms and conditions set forth in this Agreement, the Reinsurer's liability for reinsurance of the Covered Losses shall begin as of the Effective Time.

4.02 Termination of Liability. All of the Reinsurer's liability with respect to a Covered Policy shall terminate as of the earlier of (i) the date on which the Ceding Company's contractual liability for such Covered Policy terminates and all amounts due the Ceding Company under this Agreement with respect to such policy have been paid or deducted from the Trust Account or (ii) the effective date of termination of this Agreement.

4.03 Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, in no event shall the Reinsurer have any liability for or be obligated to indemnify the Ceding Company for:

(i) Any liabilities or losses relating to benefits other than Covered Losses (including, without limitation, death claims and surrender benefits);

(ii) Any liabilities or losses relating to benefits other than those provided by the terms of the Covered Policies;

(iii) Any liabilities or losses arising as a result of any non-contractual change, on or after the Effective Time, to any Covered Policy unless such change is mandated by applicable law or has been consented to in writing by the Reinsurer, in either case as provided in Section 8.01;

(iv) Any premium tax relating to premiums paid to the Ceding Company;

(v) Statutory Penalties levied on the Ceding Company;

(vi) Extra-Contractual Obligations;

(vii) Any guarantee fund obligations of the Ceding Company; or

(viii) Any "*Ex-Gratia*" Payments (i.e., payments that the Ceding Company is not legally obligated to make pursuant to a reasonable interpretation of the terms of the Covered Policies).

Article 5

Premiums

5.01 Initial Reinsurance Premium. The Initial Reinsurance Premium shall mean an amount equal to the Statutory Reserve Amount calculated as of the Effective Time. As of the Contract Date, the Ceding Company shall owe to the Reinsurer an estimate of the Initial Reinsurance Premium in the amount of $279,000,000. Settlement of amounts owed under this Section shall be made in accordance with Article 7.

5.02 Periodic Reinsurance Premiums. On each Settlement Date, the Ceding Company shall owe to the Reinsurer the Periodic Reinsurance Premiums with respect to the Covered Policies for the calendar quarter corresponding to such Settlement Date. Settlement of amounts owed under this Section shall be made in accordance with Article 7.

Article 6

Losses

6.01 Losses. On each Settlement Date, the Reinsurer shall owe to the Ceding Company, for the calendar quarter corresponding to such Settlement Date, an amount equal to the Covered Losses for the calendar quarter corresponding to such Settlement Date. Settlement of amounts owed under this Section 6.01 for each Settlement Date shall be made in accordance with Article 7.

Article 7

Settlement and Reporting

7.01 Initial Payment. Upon the execution of this Agreement, the Ceding Company shall pay to the Reinsurer an amount equal to an estimate of the Initial Reinsurance Premium. On or prior to March 15, 2009, the Ceding Company shall determine the actual Initial Reinsurance Premium based on its 2008 Annual Statement. The Ceding Company shall provide written notice to the Reinsurer of such actual Initial Reinsurance Premium and the parties will adjust the initial payment to reflect the actual amount due.

7.02 Settlement. Settlement of all period amounts due from each party to the other under this Agreement will be on a quarterly basis on the Settlement Dates following each calendar quarter. In addition, a Settlement of all amounts due from each party to the other party under this Agreement under Article 9 or Article 10 will be completed on the Business Day prior to the termination or recapture, as applicable.

7.03 Settlement Dates. The "Settlement Dates" corresponding to each calendar quarter shall be the dates which are forty-five (45) days following the last day in each of March, June, September and December, as applicable (or, if such date is not a Business Day, the first Business Day following such date). The first Settlement Date hereunder shall be forty-five (45) days following the last day in March 2009. Settlement Dates for termination for non-payment or recapture shall be as outlined in Articles 9 and 10, as applicable.

7.04 Reporting. At least ten (10) days prior to each Settlement Date, the Ceding Company shall send to the Reinsurer a quarterly report (the "Quarterly Report") in the form of Schedule B as of the end of the calendar quarter corresponding to such Settlement Date.

7.05 Settlement Amount. The "Settlement Amount" with respect to a Settlement Date shall be an amount equal to (i) the Periodic Reinsurance Premiums minus (ii) the Covered Losses, in each case for the calendar quarter corresponding to such Settlement Date (or portion of the calendar quarter in the case of a Settlement Date related to termination for non-payment or recapture). For settlements associated with Article 9 or Article 10, Settlement Amounts will include interest from the date of termination to the date of payment calculated at the Delinquency Rate defined in Section 7.06. Any positive Settlement Amount shall be paid to the Reinsurer by the Ceding Company by wire transfer or other agreed means on the Settlement Date. The absolute value of

any negative Settlement Amount shall be paid to the Ceding Company by the Reinsurer by wire transfer or other agreed means on the date which is 30 days following the Settlement Date.

7.06 Penalty Interest. Interest shall be calculated from the day following the date such amount becomes due and payable to the day such amount is received, regardless of holidays and weekends. Any amounts and associated interest penalties that remain unpaid shall be carried forward into the next month's interest penalty calculation. The rate of interest charged shall be the lesser of (i) Three-Month LIBOR plus 250 basis points or (ii) the maximum rate allowed by law in the State of New York (the "Delinquency Rate").

7.07 Net Settlement. Except as otherwise specifically provided herein, all amounts due to be paid to either the Ceding Company or the Reinsurer under this Agreement shall be determined and payable on a net basis, giving full effect to Section 15.05 hereof.

Article 8

Policy Changes

8.01 Covered Policy Changes. No non-contractual replacements or non-contractual changes made at or after the Effective Time in the terms and conditions of the Covered Policies, other than changes mandated by applicable law, shall be covered hereunder without the prior written consent to such changes by the Reinsurer. The Ceding Company agrees to give the Reinsurer at least thirty (30) days prior written notice of any proposed change in the terms and conditions of the Covered Policies, and the Reinsurer shall provide to the Ceding Company its written consent or objection to such proposed change within such time period. In the event changes are made in any Covered Policies without the prior written consent of the Reinsurer, other than changes referred to above that are mandated by applicable law, Covered Losses for the affected Covered Policies will be calculated under this Agreement as if the changes that were made without the prior written consent of the Reinsurer had not been made.

Article 9

Termination for Non-Payment

9.01 Notice of Termination for Non-Payment. For each day on which the Ceding Company owes an amount to the Reinsurer hereunder, if such amount is not paid to the Reinsurer as of such date, the Reinsurer may give the Ceding Company notice that the reinsurance coverage hereunder shall terminate as of such date if such overdue amount is not paid to the Reinsurer with interest at the Delinquency Rate within thirty (30) days from the date of such notice. If such notice has been given by the Reinsurer and such owed amount with interest at the Delinquency Rate is not paid to the Reinsurer within such thirty (30) day period, all reinsurance coverage under this Agreement shall terminate and the Reinsurer shall have no further liability from the date on which such unpaid amount was originally due.

9.02 Payment Liability. Notwithstanding termination under this Article, the Ceding Company shall remain liable for the any unpaid amounts plus interest at the Delinquency Rate to the date

of payment. Following the receipt of such amounts by the Reinsurer, this Agreement shall terminate.

9.03 Reinstatement of Coverage. Subsequent to a termination for non-payment under this Article, the Ceding Company may reinstate coverage under this Agreement within sixty (60) days after the effective date of such termination by paying to the Reinsurer by wire transfer or other agreed means an amount equal to the sum of (i) the unpaid amounts (including any interest at the Delinquency Rate thereon) and (ii) any additional amounts which would have become due under this Agreement from the date of termination to the date of reinstatement. The effective date of reinstatement for Covered Policies shall be the day the Ceding Company pays such amounts to the Reinsurer. Notwithstanding the foregoing, the Ceding Company will not have the right to reinstate coverage with respect to any Covered Policies that have terminated. In addition, the Reinsurer shall not be liable for any Covered Policies during the period from the date of termination to the date of reinstatement.

Article 10

Recapture

10.01 Recapture of All Covered Policies. On or after the date that the NYID adopts Actuarial Guideline 43, the Ceding Company shall have the right on thirty (30) days prior written notice to the Reinsurer (delivered by certified or registered mail) to recapture all liability for the Covered Policies reinsured hereunder. Any notice of recapture shall state the effective time of the recapture (the "Recapture Effective Date").

10.02 Settlement of Termination Amounts. In the event of a recapture pursuant to Section 10.01, the Reinsurer's sole liability to the Ceding Company hereunder shall be for an amount equal to the Recapture Amount calculated as of the Recapture Effective Date. Following any notice of recapture pursuant to Section 10.01, the Ceding Company shall deliver to the Reinsurer within thirty (30) days after the Recapture Effective Date, notice of such Recapture Amount. On the date which is ten (10) days after notice of the Recapture Amount is received by the Reinsurer, such Recapture Amount shall be paid to the Ceding Company and all amounts in the Trust Account shall be returned to the Reinsurer.

Article 11

Credit for Reinsurance

11.01 Statutory Reserve Credit. The parties intend that the Ceding Company shall receive statutory reserve credit for the reinsurance hereunder. The amount of the statutory reserve credit taken with respect to the Covered Policies on a given quarter-end date is intended to be equal to the Statutory Reserve Amount calculated as of such date for the Covered Policies. The parties further intend that the Reinsurer shall secure such liability hereunder through the establishment of a Trust Account as further described below.

11.02 Trust Account. In order to secure the obligations of the Reinsurer hereunder, the Ceding Company and the Reinsurer shall enter into a statutory trust agreement (the "Trust Agreement") establishing a trust account (the "Trust Account") for the benefit of the Ceding Company. The Trust Agreement and Trust Account shall comply with all applicable New York insurance laws and regulations. The trustee ("Trustee") (i) shall be a qualified United States financial institution authorized to act as a fiduciary of a trust and (ii) shall not be a parent, subsidiary or affiliate of the Ceding Company or Reinsurer. The Trust Account shall be clearly designated as a segregated account on the books, records and information systems of the Trustee.

11.03 Value of Assets in Trust. Assets deposited in the Trust Account shall be valued according to their current fair market value, and shall consist only of cash (United States legal tender), certificates of deposit (issued by a United States bank and payable in United States legal tender), and investments of the types specified in paragraphs (1), (2), (3), (8) and (10) of subsection (a) of section 1404 of the New York Insurance Law, provided that such investments are issued by an institution that is not the parent, subsidiary, or affiliate of either the Ceding Company or Reinsurer. Amounts in the Trust Account shall be invested at the direction of the Ceding Company (or its designated investment advisor) pursuant to the procedures and investment guidelines set forth in the Trust Agreement. A copy of the Trust Agreement is attached hereto as Exhibit A.

11.04 Depositing Assets in Trust. Prior to depositing assets with the Trustee the Reinsurer will execute assignments or endorsements in blank, or transfer legal title to the Trustee of all shares, obligations, or any assets requiring assignments, in order that the Ceding Company, or the Trustee upon direction of the Ceding Company, may whenever necessary negotiate these assets without the consent or signature from the Reinsurer or any other entity.

11.05 Settlements of Account. All settlements of account between the Ceding Company and the Reinsurer shall be made in cash or its equivalent.

11.06 Initial Deposit with Trustee. On the Contract Date, the Reinsurer shall deposit assets into the Trust Account in an amount at least equal to the Initial Reinsurance Premium.

11.07 Rebalancing the Trust Account. If, on any Settlement Date, the Trust Account Balance as of the end of the quarter corresponding to such Settlement Date is less than the Statutory Reserve Amount set forth in the Quarterly Report for such Settlement Date, the Reinsurer shall deposit additional assets into the Trust Account such that the Statutory Reserve Amount set forth in the Quarterly Report for such Settlement Date at such time is less than or equal to the Trust Account Balance. If the Trust Account Balance as of the end of the quarter corresponding to a Settlement Date is greater than the Statutory Reserve Amount set forth in the Quarterly Report for such Settlement Date, the Reinsurer may reduce such excess through withdrawal of assets from the Trust Account in accordance with the provisions of Section 11.09(b).

11.08 Trust Account Withdrawals. Assets in the Trust Account may be withdrawn by the Ceding Company at any time, notwithstanding any other provisions in this Agreement, and shall be utilized and applied by the Ceding Company or any successor of the Ceding Company by operation of law, including without limitation any liquidator, rehabilitator, receiver or

conservator of the Ceding Company, without diminution because of insolvency on the part of the Ceding Company or the Reinsurer, only for the following purposes:

(a) to reimburse the Ceding Company for the Reinsurer's share, under the terms and provisions of this Agreement, of Covered Losses not yet recovered from the Reinsurer;

(b) to fund an account with the Ceding Company in an amount at least equal to the deduction, for reinsurance ceded, from the Ceding Company's liabilities for policies ceded under this Agreement. Such account shall include, but not be limited to, amounts for Statutory Reserve Amounts; and

(c) to pay any other amounts the Ceding Company claims are due under this Agreement.

11.09 Permitted Withdrawals. The Reinsurer has the right to seek approval from the Ceding Company to withdraw from the Trust Account all or any part of the assets contained therein and transfer such assets to the Reinsurer, provided:

(a) the Reinsurer shall, at the time of such withdrawal, replace the withdrawn assets with other qualified assets having a market value equal to the market value of the assets withdrawn so as to maintain at all times the deposit in the required amount; or

(b) after such withdrawals and transfer, the market value of the Trust Account is no less than 102% of the Statutory Reserve Amount.

The Ceding Company shall be the sole judge as to the application of this Section, but shall not unreasonably nor arbitrarily withhold its approval.

11.10 Excess Withdrawals. The Ceding Company shall promptly return (or instruct the Trustee to return) to the Reinsurer (i) any assets withdrawn from the Trust Account in excess of the actual amounts required for Section 11.08(a) or (b), or in the case of Section 11.08(c), any amounts that are subsequently determined not to be due; and (ii) interest payments, at a rate not in excess of the prime rate of interest, on the amounts held pursuant to Section 11.08(b).

11.11 Application of this Article. All of the foregoing provisions of this Article are to be applied without diminution because of insolvency on the part of either the Ceding Company or the Reinsurer.

Article 12

Insolvency

12.01 In the event of insolvency of the Ceding Company, all reinsurance ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Ceding Company or to its liquidator, receiver or statutory successor on the basis of the

liability of the Ceding Company under the contract or contracts reinsured without diminution because of the insolvency of the Ceding Company. Payments by the Reinsurer as set forth in this Article shall be made directly to the Ceding Company or to its conservator, liquidator, or statutory successor.

12.02 In the event of the Ceding Company's insolvency, the conservator, liquidator, or statutory successor shall give written notice of the pendency of a claim against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. The Reinsurer may interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Ceding Company or its conservator, liquidator, or statutory successor.

Article 13

Arbitration

13.01 As a condition precedent to any right of action hereunder, any dispute or difference between the Ceding Company and the Reinsurer relating to the interpretation or performance of this Agreement, including its formation or validity, or any transaction under this Agreement, whether arising before or after termination, shall be submitted to arbitration. Arbitration shall be the method of dispute resolution, regardless of the insolvency of either party, unless the conservator, receiver, liquidator or statutory successor is specifically exempted from arbitration proceeding by applicable state law of the insolvency.

13.02 Arbitration shall be initiated by the delivery of written notice of demand for arbitration by one party to another. Each party shall appoint an individual as arbitrator within thirty (30) days from the date of such notice and the two so appointed shall then appoint the umpire. If either party refuses or neglects to appoint an arbitrator within thirty (30) days from the date of such notice, the other party may appoint the second arbitrator. If the two arbitrators do not agree on an umpire within fifteen (15) days of the appointment of the second appointed arbitrator, each of the two arbitrators shall nominate three individuals. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The umpire shall be chosen from the remaining two nominations by drawing lots or another agreed method.

13.03 The arbitrators and umpire shall be present or former officers of life reinsurance or insurance companies other than the two parties to the Agreement or any company owned by, or affiliated with, either party. The arbitrators and the umpire shall be disinterested. In addition, the umpire shall be neutral.

13.04 The arbitration hearings shall be held in New York, New York. The arbitration panel shall apply, and shall make its decision based upon, the written terms and conditions of this Agreement. Custom and usage of the insurance and reinsurance business shall be applied only if the issue cannot be resolved by reference to the written terms and conditions hereof. The arbitration panel shall be solely responsible for determining what shall be considered and what procedure they deem appropriate and necessary in the gathering of such facts or data to decide the dispute.

13.05 Decisions in writing of the majority of the arbitration panel shall be final and binding upon the parties. Judgment may be entered upon the final decision of the arbitration panel in any court having jurisdiction.

13.06 The jointly incurred costs of the arbitration are to be allocated by the panel. Jointly incurred costs are specifically defined as any costs that are not solely incurred by one of the parties (e.g., attorney's fees, expert witness fees, travel to the hearing site, etc.). Costs incurred solely by one of the parties shall be borne by that party. Once the panel has been selected, the panel shall agree on one billable rate for each of the arbitrators and umpire and that sole cost shall be disclosed to the parties and shall be deemed a jointly incurred cost and shall be payable as described above.

Article 14

DAC Tax Election

14.01 The Ceding Company and the Reinsurer each acknowledge that it is subject to taxation under Subchapter "L" of the Internal Revenue Code of 1986 (as amended).

14.02 With respect to this Agreement, the Ceding Company and the Reinsurer agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992 whereby:

(a) Each party agrees to attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the regulation has been made;

(b) The party with net positive consideration (as defined in the regulation promulgated under Section 848 of the Internal Revenue Code of 1986, as amended) for this Agreement for each taxable year agrees to capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1);

(c) Each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and

(d) This election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.]

Article 15

General Provisions

15.01 Entire Agreement. This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings

between the parties other than as expressed in this Agreement. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

15.02 Inspection of Records. Either party, their respective employees or authorized representatives, may audit, inspect and examine, during regular business hours, at the home office of either party, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the policies covered hereunder. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The party performing a routine audit shall provide five (5) Business Days advance notice to the other party. The expense of the respective party's employee(s) or authorized representative(s) engaged in such activities will be borne solely by the Ceding Company once a year and otherwise borne by the party inspecting.

15.03 Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

15.04 Parties to Agreement. This Agreement is solely between the Ceding Company and the Reinsurer. Except as otherwise provided herein, nothing in this Agreement will confer any rights upon any third party, including without limitation, any insured, policy owner, agent, beneficiary or assignee. The Ceding Company further agrees that it will not seek to join the Reinsurer as a party to any litigation between any third party and the Ceding Company.

15.05 Offset. Any payment obligations, debts or credits, in favor of or against either the Reinsurer or Ceding Company under or with respect to this Agreement, whether matured, unmatured, liquidated or unliquidated, are deemed mutual debts or credits and shall automatically, without any further action required of either party, be offset, and only the balance shall be allowed or paid. The function of this Section 15.05, including the automatic nature of offset, will not be affected or diminished because of the insolvency of either party.

15.06 Currency. All payments (including but not limited to all premiums and benefits payable) under this Agreement shall be payable in the lawful money of the United States of America.

15.07 Governing Law. The Reinsurer agrees to (i) submit itself to a court of competent jurisdiction in the State of New York, (ii) comply with all requirements necessary to give such court jurisdiction, (iii) designate the Superintendent of Insurance or a designated attorney in New York, as the Reinsurer's agent for service of the process in New York in any action, suit, or proceeding instituted by or on behalf of the Ceding Company for any matter arising out of this

Agreement, and (iv) shall abide by the final decision of such court. This Agreement shall be governed as to performance, administration and interpretation by the laws of the State of new York exclusive of the rules with respect to conflicts of law.

15.08 Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either the Ceding Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of the Reinsurer under this Agreement shall in no event exceed the limits specified herein.

15.09 Schedules, Exhibits and Section Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

15.10 Amendments. This Agreement, and any Exhibits and Schedules or amendments attached hereto, shall not be amended or modified except by written agreement, signed by duly authorized officers of both parties.

15.11 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

Article 16

Commencement and Termination

16.01 This Agreement shall be effective as of the Contract Date and shall be of unlimited duration except as provided in Article 9, Article 10 and as otherwise provided herein.

Executed in duplicate

Jackson National Life Insurance Company

On February 26, 2009

By: Lisa C Drake
Name: Lisa C. Drake
Title: SVP & Chief Actuary

By: James P Binder
Name: James P Binder
Title: SVP & Treasurer

Executed in duplicate

Jackson National Life Insurance Company of New York

On February 26, 2009

By: Richard D. Ash
Name: Richard D. Ash
Title: Vice President

By: Russell E. Peck
Name: RUSSELL E. PECK
Title: VICE PRESIDENT

Exhibit A

Trust Agreement

Schedule A

Covered Policies

JNL NY Currently Marketed		
Description	**Form Number**	**Issue Date Range**
SafeGuard Max	7539ANY-A 03/08	03/31/08 – 12/31/08
AutoGuard 5	7528ANY-A	12/03/07 – 12/31/08
AutoGuard 6	7531ANY-A	12/03/07 – 12/31/08
LifeGuard Freedom	7587ANY-A	10/06/08 – 12/31/08
LifeGuard Freedom Joint	7588ANY-A	10/06/08 – 12/31/08
LifeGuard Freedom DB	7589ANY-A	10/06/08 – 12/31/08

JNL NY No Longer Marketed		
Description	**Form Number**	**Issue Date Range**
GMWB (Original)	7398NY	On or prior to 04/18/03
SafeGuard 7	7398NY 05/04	On or prior to 05/03/04
SafeGuard 7	7403NY	On or prior to 04/18/03
SafeGuard 7 Plus	7398NY 05/04 (10/04 version)	On or prior to 10/04/04
SafeGuard 7 Plus	7398NY 01/05	On or prior to 05/02/05
SafeGuard 7 Plus	7403NY 05/04	On or prior to 10/04/04
SafeGuard 7 Plus	7406ANY	On or prior to 01/17/06
SafeGuard 7 Plus	7577ANY	On or prior to 04/30/07
SafeGuard 7 Plus	7496ANY	On or prior to 01/17/06
LifeGuard 4	7407NY	On or prior to 10/04/04
LifeGuard 4	7413NY	On or prior to 10/04/04
LifeGuard 4	7459NY	On or prior to 10/04/04
LifeGuard Protector	7414NY	On or prior to 01/17/06
LifeGuard Protector Advantage	7415ANY	On or prior to 01/17/06
LifeGuard Protector Plus	7416ANY	On or prior to 01/17/06
LifeGuard Protector Joint	7417ANY	On or prior to 01/17/06
LifeGuard Protector Joint	7418ANY	On or prior to 01/17/06
LifeGuard 4	7498ANY	On or prior to 01/17/06
LifeGuard 5	7394ANY	On or prior to 10/04/04

JNL NY No Longer Marketed		
Description	**Form Number**	**Issue Date Range**
LifeGuard 5	7395ANY	On or prior to 03/07/05
LifeGuard 5	7412ANY	On or prior to 01/17/06
LifeGuard 5	7453NY	On or prior to 10/04/04
LifeGuard 5	7489NY	On or prior to 03/07/05
LifeGuard 5	7497ANY	On or prior to 01/17/06
LifeGuard Protector Advantage	7503ANY	On or prior to 05/02/06
LifeGuard Protector	7502ANY	On or prior to 05/02/06
LifeGuard Protector Joint	7505ANY	On or prior to 05/02/06
LifeGuard Protector Joint	7509ANY	On or prior to 01/16/07
LifeGuard Protector Plus	7504ANY	On or prior to 05/02/06
LifeGuard Protector Plus Joint	7510ANY	On or prior to 01/16/07
AutoGuard	7410ANY	On or prior to 09/06/05
AutoGuard 5	7575ANY	On or prior to 04/30/07
AutoGuard 5	7494ANY	On or prior to 09/06/05
AutoGuard 6	7522ANY-A	On or prior to 06/04/07
Market Guard	7576ANY	On or prior to 04/30/07
MarketGuard 5	7411ANY	On or prior to 09/06/05
MarketGuard 5	7495ANY	On or prior to 09/06/05
LifeGuard Advantage	7516ANY-A 06/07	On or prior to 06/04/07
LifeGuard Advantage	7532ANY-A	On or prior to 12/03/07

JNL NY No Longer Marketed		
Description	**Form Number**	**Issue Date Range**
LifeGuard Freedom	7540ANY-A 03/08	On or prior to 03/31/08
LifeGuard Freedom Joint	7541ANY-A 03/08	On or prior to 03/31/08
LifeGuard Ascent	7517BNY-A	On or prior to 06/04/07
LifeGuard Ascent	7533ANY-A	On or prior to 12/03/07
LifeGuard Ascent Joint	7518BNY-A	On or prior to 06/04/07
LifeGuard Ascent Joint	7534ANY-A	On or prior to 12/03/07

Schedule B

Quarterly Report Form

SETTLEMENT DATE ___________ (for reporting period from _________ to __________)

TABLE I: SETTLEMENT AMOUNT

A.	Periodic Reinsurance Premiums	
B.	Covered Losses	
C.	Settlement Amount	
D.	Resulting amount of payment (if any) due to the Reinsurer from the Ceding Company	
E.	Resulting amount of payment (if any) due to the Ceding Company from the Reinsurer	

TABLE II: TRUST ACCOUNT ADJUSTMENTS

A.	Statutory Reserve Amount (as of the end of the reporting period)	
B.	Trust Account Balance (as of the end of the reporting period)	
C.	Resulting required Trust Account contribution by the Reinsurer	
E.	Resulting amount of Trust Account assets available for withdrawal by the Reinsurer	